UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Netscape Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                   ------------------------------------------
                                 (CUSIP Number)

                         Alphonso A. Christian, II, Esq.
                             Hogan & Hartson L.L.P.
                         555 Thirteenth Street, N.W.
                             Washington, D.C. 20004

                                 (202) 637-5696
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 1 amends the Schedule 13D filed on December 4, 1997 by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH") relating to the Common Stock of Netscape Communications Corporation (the "Issuer"). Capitalized terms used herein without definition have the meaning set forth in HRH's prior Schedule 13D report.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 is hereby amended as follows:

     Except  as  described  herein,   there  are  no  contracts,   arrangements,
understandings, or relationships (legal or otherwise) between HRH and any person with respect to any securities of the Issuer.

     Each of Kingdom 62 and Kingdom 63 have entered into a loan facility with Citibank, N.A., Jersey, Channel Islands branch (the "Lender"), which facility is secured by all securities, cash and other collateral held by such companies in an account at Citibank (Luxembourg) S.A. The Common Stock of the Issuer reported herein is included among the securities held in such account.

     Each loan facility provides that all sums owing thereunder are payable on demand; however, the Lender does not presently intend to make such a demand unless an Event of Default (as defined in each loan facility) has occurred. All sums owing under each loan facility are due on November 24, 1998 or such later date as agreed by the Lender and Kingdom 62 or Kingdom 63, as applicable.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to file the following exhibits:

1.   Facility Letter between the Lender and Kingdom 62.

2. Pledge Agreement for Third Party Collateral between Citibank (Luxembourg) S.A. and Kingdom 62.

3.   Facility Letter between the Lender and Kingdom 63.

4. Pledge Agreement for Third Party Collateral between Citibank (Luxembourg) S.A. and Kingdom 63.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

March 27, 1998           /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
-----------------        -------------------------------------------------------
 Date                                H.R.H. Prince Alwaleed Bin Talal
                                           Bin Abdulaziz Al Saud